                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549


                                   FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  for the fiscal year ended December 31, 1993





                             ROADWAY SERVICES, INC.
                    STOCK SAVINGS AND RETIREMENT INCOME PLAN
                        AND TRUST (AMENDED AND RESTATED)
                    ________________________________________
                            (Full title of the plan)





                             ROADWAY SERVICES, INC.
         -------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)

                            1077 Gorge Boulevard
                            P.O. Box 88
                            Akron, Ohio  44309-0088
                    (Address of principal executive office)

REQUIRED INFORMATION


The following financial statements are furnished for the plan:


Audited Financial Statements and Supplemental Schedules of the Roadway Services, Inc. Stock Savings and Retirement Income Plan and Trust (Amended and Restated) for the years ended December 31, 1993 and 1992.


The foregoing plan financial statements and schedules were prepared in accordance with the financial reporting requirements of ERISA and were audited by independent auditors.


EXHIBITS


Consent of independent auditors.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the below member of the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        Roadway Services, Inc.
                                        Stock Savings and Retirement Income Plan
                                        and Trust (Amended and Restated)
                                        ----------------------------------------
                                                       (Name of Plan)



                                        A. C. SNELSON
                                        ----------------------------------------
                                        A. C. Snelson, Vice President Corporate
                                        Support Services, Roadway Services,
                                        Inc. and Member Administrative Committee



June 27, 1994

Audited Financial Statements and Supplemental Schedules

ROADWAY SERVICES, INC. STOCK SAVINGS AND RETIREMENT
INCOME PLAN AND TRUST (AMENDED AND RESTATED)

December 31, 1993




                                CONTENTS
                                --------
Report of Independent Auditors. . . . . . . . . . . . . . . . . . . .   1

Statements of Net Assets Available for Plan Benefits. . . . . . . . .   2

Statements of Changes in Net Assets Available
  for Plan Benefits . . . . . . . . . . . . . . . . . . . . . . . . .   3

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . .   4

Supplemental Schedules:

  Form 5500 Item 27a - Schedule of Assets Held for
    Investment Purposes. . . . . . . . . . . . . . . . . . . . . . . .  9

  Form 5500 Item 27d - Schedule of Reportable Transactions --
    Category (iii) -- Series of Transactions in Excess of 5%
    of the Current Value of Plan Assets . . . . . . . . . . . . . . .  10

                          [ERNST & YOUNG LETTERHEAD]


                          Report of Independent Auditors

Administrative Committee
Roadway Services, Inc. Stock Savings
  and Retirement Income Plan and Trust (Amended and Restated)

We have audited the accompanying statements of net assets available for plan benefits of the Roadway Services, Inc. Stock Savings and Retirement Income Plan and Trust (Amended and Restated) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules as of or for the year ended December 31, 1993 listed in the table of contents, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

                                             ERNST & YOUNG

June 1, 1994

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

ROADWAY SERVICES, INC. STOCK SAVINGS AND RETIREMENT
INCOME PLAN AND TRUST (AMENDED AND RESTATED)



                                                                                         December 31
                                                                                     1993            1992
                                                                                ----------------------------
                                                                                                  (RESTATED)
ASSETS
  Cash and temporary cash investments                                           $      6,060    $      1,087
  Accrued interest receivable                                                        290,114         139,812
  Contributions receivable                                                         1,178,066       1,366,666
  Investments, at fair value:
    Company Stock Fund                                                           135,713,220     139,894,367
    Fixed Income Fund                                                              9,347,320       7,158,497
    Money Market Fund                                                              6,115,433       5,473,170
    Balanced Fund                                                                  2,208,839               -
                                                                                ------------    ------------
                                                                                 153,384,812     152,526,034
                                                                                ------------    ------------
                                                                                 154,859,052     154,033,599

LIABILITIES
  Payable for investments purchased and
    other                                                                            495,456         597,305
                                                                                ------------    ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                          $154,363,596    $153,436,294
                                                                                ============    ============


See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

ROADWAY SERVICES, INC. STOCK SAVINGS AND RETIREMENT
INCOME PLAN AND TRUST (AMENDED AND RESTATED)



                                                                   Year Ended December 31
                                                                    1993            1992
                                                                ---------------------------
                                                                                 (RESTATED)
Additions:
  Contributions:
    Plan participants                                           $ 17,965,918   $ 16,576,269
    Employers                                                     10,231,920      9,959,740
                                                                ------------   ------------
                                                                  28,197,838     26,536,009


  Income from investments:
    Dividends                                                      2,968,543      2,436,899
    Interest                                                         923,072        730,306
                                                                ------------   ------------
                                                                   3,891,615      3,167,205
                                                                ------------   ------------
                                                                  32,089,453     29,703,214

Deductions--
  Distributions to participants as lump
    sum settlements and withdrawals                               10,373,848      8,912,476
                                                                ------------   ------------
                                                                  21,715,605     20,790,738
Net realized and unrealized (depreciation)/
   appreciation of investments                                   (20,788,303)     5,726,507
                                                                ------------   ------------
       NET ADDITIONS                                                 927,302     26,517,245

Net assets available for plan benefits
  at January 1, 1992 as previously reported                                -    122,593,969

Effect of change in presentation of benefits
  payable on net assets available for plan
  benefits at January 1, 1992 - Note B                                     -      4,325,080
                                                                ------------   ------------
Net assets available for plan benefits at
  beginning of year as restated                                  153,436,294    126,919,049


       NET ASSETS AVAILABLE FOR PLAN
             BENEFITS AT END OF YEAR                            $154,363,596   $153,436,294
                                                                ============   ============

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

ROADWAY SERVICES, INC. STOCK SAVINGS AND RETIREMENT
INCOME PLAN AND TRUST (AMENDED AND RESTATED)

Years Ended December 31, 1993 and 1992


NOTE A -- DESCRIPTION OF THE PLAN

The Roadway Services, Inc. Stock Savings and Retirement Income Plan and Trust (Amended and Restated) ("the Plan") is a defined contribution plan sponsored by Roadway Services, Inc. and established to encourage eligible employees to save on a regular basis through payroll deductions. The Plan initially became effective January 1, 1979 and was amended and restated effective January 1, 1989 to provide for a qualified salary reduction "cash or deferred arrangement" within the meaning of Section 401(k) of the Internal Revenue Code and to provide investment alternatives for certain participant contributions. The Plan covers eligible employees of the sponsor and participating domestic subsidiaries (the "Employers") not covered by a collective bargaining agreement. Participation is available to eligible employees who have completed 12 months of employment and have attained the age of 21 years prior to any enrollment date (January 1, April 1, July 1 and October 1).

Participants may make before and after-tax contributions to the Plan aggregating up to 10% of their annual compensation subject to IRS limitations. After 18 months of employment, the participant's employer matches 100% of the participant's before and after-tax contributions invested in Roadway Services, Inc. Common Stock up to 3-1/2% of annual compensation. Both employee and employer contributions are 100% vested immediately.

The Plan offers participants four investment options. Participant contributions may be invested in a Company Stock Fund, a Fixed Income Fund, a Money Market Fund, and a Balanced Fund. Until the year after a participant has attained the age of 55 years, after-tax contributions to the Plan must be invested in the Company Stock Fund.

The Plan is funded by combined contributions from the participants and their employers to a trust fund maintained by the Plan's trustee, National City Bank. In 1992, the Plan sponsor funded contributions by making in-kind contributions of Roadway Services, Inc. Common Stock at then current market prices of $4,580,278. In addition, $5,663,401 in 1992 of employee contributions to the Plan were funded with shares of Roadway Services, Inc. Common Stock. During 1993, all Plan contributions were made in the form of cash.

In the event of termination of the Plan, the trustee shall pay all expenses chargeable against the Plan and shall then distribute all assets to the participants in proportion to the amounts credited to their accounts at the date of such termination.

ROADWAY SERVICES, INC. STOCK SAVINGS AND RETIREMENT
INCOME PLAN AND TRUST (AMENDED AND RESTATED)


NOTE B -- SIGNIFICANT ACCOUNTING POLICIES

Investments are recorded at fair value with the difference between cost and fair value being reflected in the statements of changes in net assets available for plan benefits included in the net realized and unrealized
(depreciation)/appreciation of investments. Security transactions are recorded on the trade date.

The assets of the Plan are invested principally in the following four investment funds:

COMPANY STOCK FUND:   The assets of this fund are invested primarily in Common
Stock of Roadway Services, Inc. These investments are valued at the closing quoted market price on the last business day of the plan year.

FIXED INCOME FUND:    The assets of this fund are invested primarily in the
Intermediate Term Portfolio of the Merrill Lynch Corporate Bond Fund, Inc. The portfolio includes corporate bonds and other debt instruments with medium-term maturities. These investments are valued at the net asset value as determined by the fund on the last business day of the plan year.

MONEY MARKET FUND:    The assets of this fund are invested primarily in the
Merrill Lynch Ready Assets Trust. The trust includes a wide variety of debt securities with short-term maturities, including certificates of deposit, commercial paper and U.S. Government Securities. The value of investments represents cost plus accrued interest.

BALANCED FUND:The assets of this fund are invested primarily in the Phoenix Balanced Fund Series. The fund normally invests in common stocks and fixed income securities. These investments are valued at the net asset value as determined by the fund on the last business day of the plan year.

All administrative fees are paid by Roadway Services, Inc.

Beginning in 1993, amounts allocated to accounts of persons who have withdrawn from participation in the operations of the plan and are approved for distribution ($6,310,000 and $3,878,000 at December 31, 1993 and 1992,
respectively) are included in net assets available for plan benefits. Prior year amounts have been restated to reflect this change in presentation. For purposes of Form 5500 reporting, accounts approved for distribution are recognized as benefits payable.

ROADWAY SERVICES, INC. STOCK SAVINGS AND RETIREMENT
INCOME PLAN AND TRUST (AMENDED AND RESTATED)


NOTE C -- INVESTMENTS

The number of shares/units and net asset value per share/unit at year end for the respective investment funds is as follows:

                                                                  December 31
                                                                 1993     1992
                                                                ---------------
       Company Stock Fund:
         (2,261,887 shares in 1993 and 2,057,270
         shares in 1992) Roadway Services, Inc.
         Common Stock                                          $60.00    $68.00

       Fixed Income Fund:
         (784,171.14 units in 1993 and 617,111.85
         units in 1992) Merrill Lynch Corporate
         Bond Fund, Inc.                                        11.92     11.60

       Money Market Fund:
         (6,115,433 units in 1993 and 5,473,170
         units in 1992) Merrill Lynch Ready
         Assets Trust                                            1.00      1.00

       Balanced Fund:
         (137,794.09 units in 1993) Phoenix
         Balanced Fund Series                                   16.03      N/A



NOTE D  --  INCOME TAX STATUS

The Internal Revenue Service has ruled (January 13, 1992) that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is exempt from tax under present income tax laws. The Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

ROADWAY SERVICES, INC. STOCK SAVING AND RETIREMENT
INCOME PLAN AND TRUST  (AMENDED AND RESTATED)


NOTE E -- SCHEDULES OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

The following table presents changes in net assets available for plan benefits for 1993:

                                                                       Fixed       Money
                                           Total        Company       Income      Market     Balanced
                                           Funds       Stock Fund      Fund        Fund        Fund
                                        ------------  ------------  ----------  ----------  ----------
Net Assets Available
 for Plan Benefits
 at beginning of
 year as restated                       $153,436,294  $140,503,626  $7,399,492  $5,533,176  $        -

ADDITIONS
 Contributions (net
 of transfers between
 funds) from:
  Plan participants                       17,965,918    12,870,786   1,786,961   1,051,320   2,256,851
  Employers                               10,231,920    10,231,920           -           -           -
                                        ------------  ------------  ----------  ----------  ----------
                                          28,197,838    23,102,706   1,786,961   1,051,320   2,256,851


 Income from
 investments:
  Dividends                                2,968,543     2,880,524           -           -      88,019
  Interest                                   923,072        12,803     746,850     163,207         212
                                        ------------  ------------  ----------  ----------  ----------
                                           3,891,615     2,893,327     746,850     163,207      88,231
                                        ------------  ------------  ----------  ----------  ----------
                                          32,089,453    25,996,033   2,533,811   1,214,527   2,345,082

DEDUCTIONS
 Distributions to
  participants as
  lump sum settlements
  and withdrawals                         10,373,848     9,385,916     391,892     572,837      23,203
                                        ------------  ------------  ----------  ----------  ----------
                                          21,715,605    16,610,117   2,141,919     641,690   2,321,879

Net realized and
 unrealized (depreciation)
 appreciation of
 investments                             (20,788,303)  (20,922,226)    163,289           -     (29,366)
                                        ------------  ------------  ----------  ----------  ----------

   NET ADDITIONS/
    (DEDUCTIONS)                             927,302    (4,312,109)  2,305,208     641,690   2,292,513
                                        ------------  ------------  ----------  ----------  ----------

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS
 AT END OF YEAR                         $154,363,596  $136,191,517  $9,704,700  $6,174,866  $2,292,513
                                        ============  ============  ==========  ==========  ==========

ROADWAY SERVICES, INC. STOCK SAVINGS AND RETIREMENT
INCOME PLAN AND TRUST  (AMENDED AND RESTATED)

NOTE E -- SCHEDULES OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
BENEFITS--CONTINUED

The following table presents changes in net assets available for plan benefits for 1992:

                                                                      Fixed       Money
                                           Total        Company       Income      Market
                                           Funds       Stock Fund      Fund        Fund
                                        ------------  ------------  ----------  ----------
Net Assets Available for Plan
  Benefits at beginning of
  year as restated                      $126,919,049  $118,006,190  $4,845,148  $4,067,711

ADDITIONS
  Contributions (net of transfers
    between funds) from:
      Plan participants                   16,576,269    12,521,355  2,330,113   1,724,801
      Employers                            9,959,740     9,959,740          -           -
                                        ------------  ------------  ----------  ----------
                                          26,536,009    22,481,095   2,330,113   1,724,801

  Income from investments:
    Dividends                              2,436,899     2,436,899           -           -
    Interest                                 730,306        18,653     549,442     162,211
                                        ------------  ------------  ----------  ----------
                                           3,167,205     2,455,552     549,442     162,211
                                        ------------  ------------  ----------  ----------
                                          29,703,214    24,936,647   2,879,555   1,887,012

DEDUCTIONS
  Distributions to participants
    as lump sum settlements
    and withdrawals                        8,912,476     8,251,754     239,175     421,547
                                        ------------  ------------  ----------  ----------
                                          20,790,738    16,684,893   2,640,380   1,465,465

Net realized and unrealized
  appreciation/(depreciation)
  of investments                           5,726,507     5,812,543     (86,036)          -
                                        ------------  ------------  ----------  ----------

     NET ADDITIONS                        26,517,245    22,497,436   2,554,344   1,465,465
                                        ------------  ------------  ----------  ----------

   NET ASSETS AVAILABLE FOR PLAN
       BENEFITS AT END OF YEAR          $153,436,294  $140,503,626  $7,399,492  $5,533,176
                                        ============  ============  ==========  ==========

FORM 5500 ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

ROADWAY SERVICES, INC. STOCK SAVINGS AND RETIREMENT
INCOME PLAN AND TRUST (AMENDED AND RESTATED)

December 31, 1993



  Identity of Issue             Description on Investment                   Cost         Market
- - -----------------------       -----------------------------             ------------  -------------
Common Stock --
  Transportation--Trucking--
  Roadway Services, Inc.*       2,261,887 shares Common Stock           $101,470,169  $135,713,220

Merrill Lynch Corporate
  Bond Fund, Inc. --            784,171.14 units Corporate                 9,057,817     9,347,320
  Intermediate Term Portfolio   Bond Fund

Temporary Investments--
  Merrill Lynch Ready
    Assets Trust                Short-Term Money Market Fund               6,115,433     6,115,433

Phoenix Balanced Fund           137,794.09 units Phoenix
  Series                          Balanced Fund                            2,238,846     2,208,839
                                                                        ------------  ------------

                                             Total                      $118,882,265  $153,384,812
                                                                        ============  ============


Assets included as cash and temporary cash investments:
- - -------------------------------------------------------

National City Corporation*      Short-Term U.S. Government
  Funds Treasury Portfolio      Securities                                      $6,060        $6,060
                                                                                ======        ======



*Indicates party-in-interest to the Plan.

FORM 5500 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS--
CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE
CURRENT VALUE OF PLAN ASSETS

ROADWAY SERVICES, INC. STOCK SAVINGS AND RETIREMENT
INCOME PLAN AND TRUST (AMENDED AND RESTATED)

Year Ended December 31, 1993

                                       Number of                     Number of
                                       Purchase         Total          Sale            Total
   Description of Assets             Transactions      Purchases    Transactions        Sales
- - -------------------------------     -------------     -----------   ------------      -----------
Roadway Services, Inc.*
  Common Stock                           92             $26,017,491       -             $    -

National City Corporation*
  Funds Treasury Portfolio              218             $26,306,504     259             $26,301,589


*Indicates party-in-interest to the Plan.

There were no category (i), (ii) or (iv) reportable transactions during 1993.

